08025419

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 27 2008
803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dreikönigstrasse 37
(No. and Street)

Zurich (City) Switzerland (State) 8022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hanspeter Schiegg 01141 58 283 74 31
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

Brunnhofweg 37 (Address) Berne (City) Switzerland (State) 3001 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

Year ended December 31, 2007

Vontobel Securities Ltd., Zurich

ERNST & YOUNG

ERNST & YOUNG

Ernst & Young Ltd
Brunnhofweg 37
P.O. Box
CH-3001 Berne

Phone +41 58 286 61 11
Fax +41 58 286 34 55
www.ey.com/ch

To the Board of Directors and Stockholder of

Vontobel Securities Ltd., Zurich

Berne, February 15, 2008

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd. (the "Company") as of December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd. at December 31, 2007 in conformity with accounting principles generally accepted in the United States.

Ernst & Young Ltd

Cataldo Castagna
Swiss Certified Accountant

Silvan Bättig
Swiss Certified Accountant

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2007

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2007 CHF	2007 USD
ASSETS		
Cash and cash equivalents	3'399'101	3'002'342
Securities owned, at fair value	2'482'500	2'192'731
Accrued earnings	31'971	28'239
Accounts receivable	105'358	93'060
Total ASSETS	6'018'930	5'316'372
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Bank overdraft	9	8
Accrued expenses	2'162'684	1'910'246
Accrued taxes	760	671
Total LIABILITIES	2'163'453	1'910'925
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each		
issued	2'000'000	1'766'550
outstanding	-	-
authorised	-	-
Accumulated profit	1'855'477	1'638'897
TOTAL SHAREHOLDER'S EQUITY	3'855'477	3'405'447
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	6'018'930	5'316'372

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd. (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd. (the Holding); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States transacting primarily in European securities. The New York branch of the Company which has been liquidated as of December 2002 has been reestablished as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd. (the Bank). Vontobel Securities Ltd. has mainly brokerage and service agreements with the Bank and the Holding whereby the Bank executes transactions and provides related clearing, custodial and administrative services. The Holding renders various services including management support & controlling, corporate identity and project tasks.

Basis of presentation

The financial statements are presented in conformity with accounting principles generally accepted in the United States. The Company's functional and reporting currency is that of its parent, Swiss Francs. These financial statements are expressed in US dollars for the readers' convenience based on the exchange rate as of December 31, 2007 of CHF 1.13215 / USD 1.00. This convenience translation should not be construed as representation that the Swiss Francs amounts could be converted to US dollars at that rate.

Fair value of financial instruments

The Company's securities owned are carried at fair value. Management estimates that the fair value of financial instruments other than Securities owned recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short term in nature, bear interest at current market rates or are subject to frequent repricing.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Securities transactions

Securities owned, which consist of one foreign bond, are recorded on a trade date basis and carried at fair value, with the resulting gains or losses reflected in trading income. The bond has an original maturity of seven years and expires at December 15, 2010. Commission income from customer transactions and related expenses are likewise recorded on a trade date basis.

Revenue recognition

Income from services is stated when the services are rendered. Interest income is accrued as earned.

Note 2 - Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The provision for taxes is summarized below:

	CHF	USD
Swiss taxes	760	671

Note 3 – Accumulated profit

The accumulated profit as of December 31, 2007 amounts to USD 1'638'897 (CHF 1'855'477).

Note 4 - Commitments

No material lease commitments to third parties exist at December 31, 2007. However, the Company has entered into service level agreements with the Bank and the Holding for transaction and management services (Note 5).

Note 5 – Related party transactions

The Company was charged USD 1'572'436 (CHF 1'780'233) by affiliates for administrative services, providing transaction services, management support & controlling and rental charges. Such amount is included in Other operating expenses and Occupancy and equipment rental. Rental charges relate mainly to office premises and furnishings.

The Company earned USD 5'247'707 (CHF 5'941'191) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement.

Company cash accounts in the amount of USD 3'002'342 (CHF 3'399'101) are held at the Bank; interest is based on rates paid from the Bank to third-parties. This year's interest income from the Bank amounts to USD 2'449 (CHF 2'773).

Note 6 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital (as defined) of USD 231'814 of which USD 104'419 was in excess of its required net capital (as defined) of USD 127'395. The Company's net capital ratio (as defined) was 8.24 to 1.

Note 7 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate nonperformance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. The Company has a large concentration to a single counterparty, an Irish financial institution.

END